No Act
PE 6/29/12

12027999

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 13, 2012

Robert J. Grammig
Holland & Knight LLP
robert.grammig@hklaw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8-13-12

Re: Harris Corporation
Incoming letter dated June 29, 2012

Dear Mr. Grammig:

This is in response to your letters dated June 29, 2012 and July 20, 2012 concerning the shareholder proposal submitted to Harris by Norges Bank. We also have received letters on the proponent's behalf dated July 13, 2012 and July 25, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Harris Corporation
Incoming letter dated June 29, 2012

The proposal provides that the chairman shall be a director who is independent from the company, as defined in the New York Stock Exchange listing standards.

There appears to be some basis for your view that Harris may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Harris, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Harris omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Senior Special Counsel

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

July 25, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Independent Chairman Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated July 20, 2012, from Robert J. Grammig, Esq., and Ivan A. Colao, Esq., on behalf of The Harris Corporation ("Harris" or the "Company") regarding the shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for the 2012 Annual Meeting of Stockholders. As we explained previously, we do not believe that the minor technical amendment requested in our July 13 submission is necessary. However, to the extent the Staff believes that the Proposal as originally submitted to the Company is somehow vague and indefinite, the addition of the reference to the NYSE website containing the listing standards on director independence addresses that issue completely. The Company's additional challenges to the Proposal in their latest submission are meritless.

DISCUSSION

A. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Proposal is Not Vague or Indefinite

1. Rule 14a-9 does not support exclusion

Rule 14a-8(i)(3) permits a company to exclude shareholder proposals or statements that are "contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 itself, in relevant part, prohibits proxy solicitations "containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading..."

Here, the Company fails to challenge anything in Norges Bank's Proposal as being materially false. Instead, Harris argues that the fact that the Proposal refers to director independence standards set forth in the NYSE listing rules somehow renders the Proposal so "vague and indefinite" that it should be excluded under Rule 14a-8(i)(3). Thus, the crux of the Company's argument is that the Proposal's reference to the NYSE listing rules on director independence, without additional explanation of their meaning, is sufficiently vague that the Company's proxy filing would be misleading to shareholders and violate Rule 14a-9.

The fatal flaw in this argument, however, is the fact that the Company has made repeated references in its proxy filings to its directors' independence "as defined by the NYSE listing standards," and ***without providing shareholders with any additional explanation what the NYSE listing standards say about director independence.***[1] If the mere reference to the NYSE listing standards in a shareholder proposal is deemed "contrary to any of the Commission's proxy rules, including Rule 14a-9," then how is the Company's reference ***to the very same standards*** elsewhere in its proxy materials any different? In other words, to allow the exclusion of a shareholder proposal based on the determination that the reference to the NYSE listing standards renders the proposal "contrary to ... Rule 14a-9," yet permit the Company to reference the very same standards without itself violating Rule 14a-9, is arbitrary and capricious.

Earlier this year, the Staff made two groups of decisions relating to independent chairman shareholder proposals, and reference to NYSE listing standards in particular. The initial group consisted of *The Dow Chemical Company* (Jan. 26, 2012); *General Electric Co. (Steiner)* (Jan. 10, 2012, *recon. denied* Feb 1, 2012); *PepsiCo, Inc.* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); and *Sempra Energy* (Feb 2, 2012) (collectively, the "*Dow Chemical* Group"). In each of these cases, a shareholder proposal seeking that the board chairman be an independent director according to the NYSE rules was found to be non-excludable. Subsequently, the Staff decided *Wellpoint, Inc.* (Feb. 24, 2012, *recon. denied* Mar. 27, 2012); *Cardinal Health, Inc.* (July 6, 2012); and *Procter & Gamble* (July 6, 2012) (collectively, the "*Wellpoint* Group"). In each of these cases, the Staff allowed exclusion of a shareholder proposal seeking that the board chairman be an independent director according to the NYSE rules.

There is no meaningful distinction between these proposals that would justify the Staff's disparate treatment. The only distinction between the proposals relevant to the NYSE listing standards issue is that in the *Dow Chemical* Group, the proposals sought to require that "the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company,"[2]

---

[1] The Company's references in its proxy filings to director independence under the NYSE listing standards can be found as follows: (i) 2009 Proxy – pages 11, 12, 14, 15, 16, 25 and 66-67; (ii) 2010 Proxy – pages 14, 15, 18, 19, 28, 73, and 83; (iii) 2011 Proxy – pages 15, 16, 19, 20, 21, 71, and 77.

[2] *Dow Chemical*, December 21, 2011 correspondence at page 2. The *General Electric, PepsiCo, Reliance Steel*, and *Sempra Energy* shareholder proposals made similar references to the NYSE listing standards and the additional requirement that the chairman not have served previously as an executive officer of the subject company.

while in the *Wellpoint* Group, the shareholder proposals referred to the NYSE listing standards on director independence on their own.[3]

This is a distinction without a difference. The *Dow Chemical* Group proposals sought to impose a two-part restriction on the respective companies' chairmen: (i) they must be independent directors under the NYSE listing standards; ***and*** (ii) they must not have served previously as an executive officer of the subject company. The NYSE listing standards do not permanently bar former executive officers from qualifying as independent directors. Rather, the NYSE listing rules provide a six-part test to determine independence, only one of which refers to employment with the relevant company. And in that regard, the NYSE listing standards provide that a director is not independent if he or she "has been within the last three years, an employee of the listed company..." NYSE Listing Rule 303A.02(b)(i).

The phrase in the *Dow Chemical* Group proposals "who has not previously served as an executive officer of our Company," therefore, does not "explain" the NYSE listing standards, but simply imposes an additional requirement in determining independence. In short, the only difference between the *Dow Chemical* Group proposals and the *Wellpoint* Group proposals is that the proposals in the *Wellpoint* Group sought only chairman independence as defined by the NYSE listing standards, but do not, as in the *Dow Chemical* Group, seek to permanently bar former executives from serving as the board chairman.

None of the proposals in either the *Dow Chemical* Group or the *Wellpoint* Group provided additional explanation of the meaning of director independence under the NYSE listing rules. Yet only the *Wellpoint* Group proposals were allowed to be excluded. If reference to director independence under the NYSE rules is somehow vague and indefinite, adding a further qualification to permanently bar executives from qualifying as "independent" does not address that issue. It merely adds an additional factor beyond director independence pursuant to the NYSE rules. We believe the Staff's determinations in the *Dow Chemical* Group are correct and should be followed in this matter.

2. Harris Corp.'s Additional Challenges To The Proposal Amendment Are Without Merit

As set forth in our letter dated July 13, 2012, we believe that the Proposal as originally submitted is clear and unambiguous in its intent and effect. However, in order to address the perceived "vagueness" of the Proposal's reference to the definition of director independence under the NYSE listing rules, we have proposed resolving this issue with the addition of a reference in the supporting statement to direct shareholders to the appropriate NYSE website where the NYSE definition of director independence may be found.

Harris argues that the proposed minor edits to the Proposal are somehow not "minor in nature" and "alter the substance of the proposal." They are wrong. The suggested changes are

---

[3] The *Wellpoint* shareholder proposal sought adoption of a policy "that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards..." *Wellpoint*, January 12, 2012 correspondence at page 2. The *Cardinal Health* and *Procter & Gamble* shareholder proposals made similar reference to the NYSE listing standards.

clearly minor, and they do not modify the substance of the Proposal. All that is added is reference in the supporting statement to direct shareholders to the relevant NYSE website containing the listing standards on director independence. There are no additional requirements for the Company's chairman to meet, and no changes to the subject matter, intent, or effect of the Proposal. The suggested changes are well within the type of amendments envisioned by the Staff as allowable under their "long-standing policy of issuing no-action responses that permit shareholder to make revisions" such as these. Staff Legal Bulletin No. 14B, § B(2) (Sep. 15, 2004).

Similarly, the Company's argument that the minor amendment does not "eliminate the defects" is wrong. The referenced NYSE website is clearly organized and labeled, with relevant provisions in Sections 303A.01 and 303A.02 on Independent Directors and Independence Tests, respectively, that provide more information to shareholders on the applicable NSYE rules on director independence than set forth in the Company's own proxy filings. Moreover, it was precisely the inclusion in the supporting statement of the website address for the page containing the definition of director independence according to the Council of Institutional Investors that resulted in the *denial* of no-action relief in *Clear Channel Communications; Inc.* (Feb. 15, 2006).

B. Harris Corp's Challenges to Norges Bank's Draft Website Content Are Without Merit And Do Not Provide Any Basis To Exclude The Proposal Itself.

First, the Division of Corporation Finance has not provided guidance as of this date to either shareholders or companies regarding website content other than noting that website content is also subject to the requirements of Rule 14a-9. The current lack of guidance from the Division on how disputes about the content of shareholder websites referred to in shareholder proposals should be addressed should not provide the basis to exclude the Proposal.

Second, in this matter, there is nothing in the proposed website content that is incorrect or would cause the Company to violate Rule 14a-9. As indicated in our July 13 correspondence, this matter is more appropriately addressed outside the no-action framework as it does not relate to the substance of the shareholder proposal itself, including the supporting statement, and would be resolved more efficiently with honest and open dialogue between the Company and its shareholders. Moreover, the relevant consideration in the no-action forum is whether the suggested revisions to the *proposal*, including the supporting statement, are significant and would alter the substance of the *proposal*. Staff Legal Bulletin No. 14B, § B(2) (Sep. 15, 2004). The suggested revisions are both minor in nature and do nothing to alter the substance, intent or effect of the *Proposal*, but are only minor changes to the draft *website*, as Harris admits.

Third, Harris' disagreement with the information on the proposed website with respect to the type of company performance comparison that is most appropriate for shareholders does not support exclusion of the Proposal under Rule 14a-8(i)(3). The draft website originally stated that the Company "does not report on its performance versus its peers in either its annual report or in its proxy statement." The Company pointed out that it did provide a market capitalization index comparison in its 2010 annual report, so the draft website reference to the annual report was removed. However, Norges Bank believes that a self-constructed peer group comparison is more informative to shareholders. This dispute is of the type described by the Staff as one in which "the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered," in which case, "it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." Staff Legal Bulletin No. 14B, § B(4).

Finally, regarding the substance of Harris Corp's complaints, the Company argues that shareholders will be confused as to the operation of the Proposal because Mr. Lance, the Company's previous chairman, "retired from his position as non-executive Chairman of the Board of Directors of Harris and as a director of Harris, effective December 31, 2011." Somehow, Harris argues, Mr. Lance's retirement would cause shareholders to wonder if the Proposal will take effect immediately or in the future.

The Company's argument is completely without basis. Both the Proposal itself and the draft website clearly indicate that the bylaw will operate prospectively only. The plain and simple meaning of the language is that, if the Proposal is approved by the Company's shareholders, the next person to become chairman of the Harris board of directors following the adoption of the Proposal will have to be an independent director. Mr. Lance's current status with the Company is completely irrelevant.

CONCLUSION

Norges Bank respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rule 14a-8(i)(3), and that Norges Bank be allowed to make the proposed minor technical amendments to the Proposal and its proposed website relating to the Proposal. Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

cc: Robert J. Grammig, Esquire
Ivan A. Colao, Esquire
Guro Heimly

Holland & Knight

100 North Tampa Street, Suite 4100 | Tampa, FL 33602 | T 813.227.8500 | F 813.229.0134
Holland & Knight LLP | www.hklaw.com

July 20, 2012

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Harris Corporation
Shareholder Proposal of Norges Bank
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the letter dated July 13, 2012 from Michael J. Barry of Grant & Eisenhofer P.A., as counsel for Norges Bank (the "Proponent"), regarding the intention of Harris Corporation ("Harris") to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Proponent. The Proposal is a binding proposal to require that the Chairman of the Board of Directors be independent from Harris, which if adopted, would amend the bylaws of Harris to include the text of the Proposal.

A copy of this letter is being sent concurrently to Mr. Barry, as counsel for the Proponent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

For the reasons described in our original submission dated June 29, 2012 (the "Original Submission"), our client, Harris, intends to exclude the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. Even if the Proposal were modified as requested by the Proponent, the Proposal, as modified, would remain impermissibly vague and indefinite so as to be inherently misleading.

The purpose of this letter is to address the Proponent's request that it be allowed to revise the Proposal at this time. The proposed revisions are well past the applicable deadline for submission of Rule 14a-8 proposals.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") states that there is no provision in Rule 14a-8 allowing a shareholder to revise his or her proposal or supporting statement. Staff Legal Bulletin No. 14F (Oct. 18, 2011) modifies this position only with respect to changes to a proposal that are submitted prior to the applicable Rule 14a-8 deadline. While the staff of the Division of Corporation Finance (the "Staff"), in its discretion, permits proponents on some occasions to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal," we believe that the Staff has been highly circumspect in exercising such discretion in the context of a binding bylaw provision because every change to a binding bylaw provision is inherently substantive in nature (and therefore not minor).

Moreover, even if the Staff were inclined to allow the Proponent to further revise the Proposal, which as noted above we do not believe is appropriate in this situation, the Proponent's proposed revision would not eliminate the defects indentified in the Original Submission that make the Proposal impermissibly vague and indefinite so as to be inherently misleading.

A. *The Proposal Is Excludable Because It Relies On (1) An Unknown Set Of Guidelines But Fails To Describe The Substantive Provisions Of The Guidelines; and (2) An External Set of Guidelines (NYSE Listing Standards) But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.*

As proposed to be revised, the Proponent seeks to add to the Proposal a URL address (the "URL Address") for the New York Stock Exchange (the "NYSE") website to provide information on the NYSE standards for director independence. If printed, the URL Address provides approximately 33 pages of information, covering a variety of topics, many of which are beyond standards of director independence, under the overall title of "Corporate Responsibility." This information will be bewildering to many, if not most, shareholders.

However, even if such URL Address were added to the Proposal, the Proposal would still be defective because it would rely on an external standard of independence (the NYSE listing standards) in order to implement a central aspect of the Proposal, but it would fail to describe the substantive provisions of that standard. Thus, the factual scenario presented by the Proposal and the Proponent's desired amendment of the Proposal to add the URL Address would do nothing to distinguish this factual scenario from other recent instances in which the Staff has concurred in exclusion of similar proposals. *See, e.g., The Procter & Gamble Company* (avail. July 6, 2012); *Cardinal Health, Inc.* (avail. July 6, 2012). In addition, the Proposal and the URL Address do not describe in any way an unknown and undefined exchange's definition of independence as it might exist at some unknown point in the future, which the Proposal requires to be applicable if Harris' stock ceases to be listed on the NYSE.

Accordingly, we believe that the Proposal's reliance on an unknown and undefined exchange's standard of independence and the Proposal's failure to describe the substantive provisions of the NYSE standards of independence will result in Harris' shareholders who are voting on the Proposal, and Harris in implementing the Proposal (if adopted), being unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because The Supporting Statement Explains The Proposal As Operating In A Manner That Is Inconsistent With The Language Of The Proposal.

The Proponent's proposed change to its proposed Website (as defined in the Original Submission) does nothing to cure that the Proposal is vague and inherently misleading because the supporting statement explains the Proposal as operating in a manner that is inconsistent with the language of the Proposal. Specifically, the Proposal provides that "[t]his By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted." However, the Website, as proposed by Proponent to be amended, would state that "we recognize the importance of board continuity and minimising [*sic*] disruption[, and a]s a result, *the proposed amendment ensures* that such a split will take place *upon next Chairman succession so that its effect will be exclusively prospective*." (emphasis added). This assertion that the Proposal "will take place upon [the] next Chairman succession" is not reflected anywhere in the text of the resolved clause and directly conflicts with the statement that the Proposal is to be implemented "prospectively, so as to not violate any contractual obligation of the Company in effect when this By-Law was adopted."

As previously publicly disclosed by Harris in a filing with the Securities and Exchange Commission, the previous Chairman of Harris, Mr. Lance retired from his position as non-executive Chairman of the Board of Directors of Harris and as a director of Harris, effective December 31, 2011.

A shareholder reading the Proposal and the supporting statement would not know whether the policy it is being asked to vote on would: (1) go into effect immediately and prohibit the current Chief Executive Officer from serving as chairman or (2) not go into effect until some indefinite date in the future, in effect allowing the current Chief Executive Officer to become Chairman. Likewise, Harris' board of directors, in seeking to implement the policy, would not know whether shareholders intended for it to apply immediately, as indicated by the Proposal, or only in the future, as stated in the supporting statement (through the inclusion of the Website).

In any event, the term "Chairman succession" is not a commonly used term and we believe it is not likely to be clearly understood by shareholders.

Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

C. The Proposal Is Excludable Because The Website Contains (1) Materially False And Misleading Statements And (2) Irrelevant Statements.

The Proponent characterizes as "a minor disagreement" what are objectively and materially false and misleading statements in the Website regarding reporting Harris' performance versus its peers and proposes to cure the same through a mere "typographical correction," when in fact, the correction alters the substance of the statements made in the Website.

Harris reaffirms its arguments in Section "C." of the Original Submission regarding irrelevant statements of the Proponent. Eliminating all of the irrelevant statements would require substantive, not minor, revisions.

Because the Website contains materially false and misdealing and irrelevant information and would require substantive revisions in order to comply with Rule 14a-8, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Harris excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact Bob Grammig at (813) 227-6515 or robert.grammig@hklaw.com, Ivan Colao at (904) 798-5488 or ivan.colao@hklaw.com, or Scott T. Mikuen, Harris' Vice President, General Counsel and Secretary at (321) 727-9125.

Sincerely yours,

HOLLAND & KNIGHT LLP

Ivan A. Colao

Robert J. Grammig
Ivan A. Colao

RJG:ccm
Enclosures
cc: Michael J. Barry, Esq.
Scott T. Mikuen, Esq., Harris Corporation

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

July 13, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Independent Chairman Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated June 29, 2012, from Robert J. Grammig, Esq., on behalf of Harris Corporation ("Harris" or the "Company") regarding the shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for its 2012 Annual Meeting of Stockholders.

A. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Updated Proposal is Not Vague or Indefinite

Seeking to take advantage of a recent decision by the Staff in *Wellpoint, Inc.* (Feb. 24, 2012, *recon. denied* Mar. 27, 2012)[1], Harris argues that because the Proposal references the independence standards established by the New York Stock Exchange (the "NYSE"), the Proposal is somehow so "vague and indefinite" that the Company's shareholders would not know or understand what they are voting on if the Proposal is permitted to be considered, and

[1] The Company's letter is the most recent in a series of no-action requests in which companies are arguing that references to NYSE's standards for director independence are somehow "vague and indefinite," despite the fact that shareholders have been voting on these proposals for years, and the companies themselves have included the same general references to director independence under the NYSE listing standards. Norges Bank responded to Cardinal Health's similar no-action request on June 25, 2012, and the Staff granted Cardinal Health's no-action request on July 6, 2012. The Clorox Company submitted a similar no-action request on July 9, 2012. Norges Bank responded on July 13, 2012.

therefore should be excluded under Rule 14a-8(i)(3). We understand that the Staff has made a policy decision in its *Wellpoint* determination, subsequently affirmed in *Cardinal Health* (July 6, 2012), that shareholder proposals will be found to be excludable under Rule 14a-8(i)(3) if the four corners of the proposal, including the supporting statement, do not contain all of the information shareholders may need to understand the terms in the proposal. In this particular case, our understanding is that the Staff's position is that, while the referenced NYSE listing standards on director independence are not vague and indeterminate themselves, shareholders need additional information on the substance of those standards.

We continue to disagree with the Staff's policy decision on the particular facts that are relevant to the Proposal, for reasons more fully set forth in our June 25, 2012, response to Cardinal Health's no-action request. Nevertheless, we acknowledge the Staff's position, and in order to bring the Proposal in-line with the Staff's current view, enclosed with this letter is a revised version of the Proposal, with changes shown as tracked changes, which will direct shareholders to the relevant NYSE website for information on its director independence standards. A separate copy of the revised Proposal has been sent to the Company with this letter.

In *SLB No. 14B*, the Staff specifically acknowledged its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." Although we do not believe the Proposal here as originally drafted was vague or misleading, in light of the Staff's determinations in *Wellpoint* and *Cardinal Health*, essentially reversing the Staff's determinations earlier this year in *Dow Chemical Co.* (Jan. 26, 2012); *PepsiCo, Inc.* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); *Sempra Energy* (Feb. 2, 2012), and *General Electric Co. (Steiner)* (Jan. 10, 2012), *recon. denied* Feb. 1, 2012) (all denying exclusion of a director independence proposal relying on the definition set forth in the NYSE listing standards without explanation of director independence under the NYSE listing standards), the correct result would be to allow a minor technical amendment to the Proposal. As further stated in *SLB No. 14B*, revision is allowed for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Moreover, *SLB No. 14B* points out that exclusion of proposals as false or misleading is only appropriate "if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules."

Here, the addition of the URL address for the NYSE website containing information on its standards for director independence would cure any ambiguity that may exist in the Proposal. This is exactly the type of minor defect that is easily corrected by revisions allowed under *SLB No. 14B*, and certainly takes the revision outside the scope of the "detailed and extensive editing" envisioned by the Staff as justifying exclusion of the entire shareholder proposal. While a similar revision will also have to be made to NBIM's anticipated website supporting the Proposal to reflect the updated language for the sake of accuracy and consistency, this is also a very minor technical update.

B. The Proposal is Not Excludable Because the Proposed Website's Explanation of the Proposal's Operation is Not Inconsistent with the Language of the Proposal

The Company alleges that the Proposal is vague and misleading because the explanation in Norges Bank's proposed website of how the Proposal operates is inconsistent with the language in the Proposal. This is a matter that would have been more appropriately addressed outside the Company's no-action request as it relates to Norges Bank's proposed website relating to its proposal. The proposed website content is not part of the Supporting Statement to be included in the Company's proxy materials, and is not required to be submitted with a shareholder's proposal, but was provided to the Company as a courtesy for their review and comment in the event that changes might be appropriate based on dialogue between the Company and Norges Bank. The proposed website is not currently "live" on the internet, and as Norges Bank made clear when the Proposal was submitted, the proposed website will not be made "live" until after the Company files its 2012 proxy materials.

The language relevant to the Company's argument on this point is as follows from the Proposal:

> This By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted.

The Company fully understood the operation of Norges Bank's virtually identical shareholder proposal in 2009 when it explained to shareholders in its 2009 Response to the Shareholder Proposal in relevant part:

> This shareholder proposal ... would apply beginning with the CEO who follows Mr. Lance ...

Nothing has changed in the shareholder proposals submitted in 2010, 2011 or in the Proposal with respect to the intended prospective application of the proposed bylaw amendment. However, in 2011, Mr. Lance stepped down from his role as CEO, but retained his position as Chairman of the Board. The proposed website states as follows with respect to the prospective application of the Proposal:

> ...the proposed amendment ensures that such a split will take place upon next CEO succession so that its effect will be exclusively prospective.

Because Mr. Lance is no longer the Company's CEO and President, the reference in Norges Bank's proposed website should be to the "next Chairman succession." This minor technical edit of the proposed website has no effect on the content of the Proposal. Moreover, we believe this issue is more properly addressed outside the no-action context. As a result, enclosed for the Staff's and the Company's reference is an updated version of Norges Bank's proposed website content. The correction described above is shown as a tracked change in the document. Norges Bank remains willing to discuss with the Company any additional comments or concerns it may have with regard to the content of the proposed website outside the context of this no-action correspondence.

In light of the foregoing, the Company's argument on this point is moot.

C. The Proposal is Not Excludable Because the Proposed Website Does Not Contain Materially False and Misleading Statements or Irrelevant Statements

As explained with respect to the Company's argument in Section B, its accusation that the proposed website contains materially false and misleading statements, or irrelevant statements, also would have been more appropriately addressed outside a no-action request. While we remain willing to discuss with the Company any comments or concerns they may have with regard to the content of the proposed website outside the context of this no-action correspondence, we will address the substance of the Company's argument with respect to its allegations of irrelevant statements here as well.

The Company's only argument relating to alleged materially false and misleading statements on the proposed website relates to Norges Banks' proposed statement that "Harris does not report on its performance versus its peers in either its annual report or in its proxy statement." The Company then goes on to point out its inclusion of a stock performance graph in its Form 10-K for its fiscal year ended June 30, 2011, which complies with Item 201(e) of Regulation S-K. The Company alleges that a similar graph will be included in its Form 10-K for its fiscal year ending June 30, 2012. However, the graph in the Company's Form 10-K is a comparison of Harris' performance compared to the S&P 500, the S&P 500 IT Sector Index and the S&P 500 Aerospace & Defense Index. As the SEC has explained with regard to compliance with the Regulation S-K requirements, a registrant may present its performance graph using either "a self-constructed peer or market capitalization index" comparison.[2] Harris has chosen to use a market capitalization index comparison, while Norges Bank believes that a peer group comparison is more appropriate.

This is a minor disagreement over what type of comparison is most appropriate in assessing the Company's performance. Moreover, it arises within the context of Norges Bank's proposed website, the content of which is not part of the Supporting Statement to be included in the Company's proxy materials. As with the typographical correction made to the proposed website as described in Section B, the relevant bullet point on Norges Bank's proposed website

[2] See, www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

has been updated and shown as a tracked change in the enclosed updated proposed website to address the Company's concern, rendering Harris' argument on this point moot.

The Company also argues that certain statements on Norges Bank's proposed website are irrelevant to the Proposal, and cites *Entergy Corp.* (Feb. 14, 2007) for its position that exclusion of a shareholder proposal is appropriate when, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal. The Company's argument on this point fails on multiple fronts. First, there are no misleading defects in the Proposal, which the Company has set forth as a necessary precondition for its argument on allegedly irrelevant statements. Second, we disagree that any of the cited bullet points from Norges Bank's proposed website and referred to by Harris are irrelevant to the Proposal. The proposed website sets forth a more comprehensive explanation than the 500 word limit on shareholder proposals will allow regarding what the Proposal is and why Norges Bank believes the requested change in the Company's corporate governance policies is important. As is explained in the proposed website immediately before the bullet points the Company argues are irrelevant:

> Separating the roles of CEO and Chairman of the Board is particularly important at Harris given that the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Harris' corporate governance practices are not in line with NBIM's expectations include the following:

Thus, the cited statements are not irrelevant, but are instead important examples Norges Bank cites to help illustrate the need for the requested change in the Company's corporate governance policies. An independent board chairman potentially would be instrumental in helping to achieve reforms of the cited Harris' corporate governance policies, bringing the Company more in-line with Norges Bank's expectations.

Given the full context of the statements cited by the Company, it is clear that there are not substantial portions of the proposed website that "are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *SLB No. 14B*, at § B.4. As a result, the Company's no-action request based on alleged irrelevant statements should be denied.

CONCLUSION

The Proposal seeks to amend the Company's bylaws to require that the Chairman of the Board be an independent director. Norges Bank believes it is important for the roles of the Chairman of the Board and the CEO to be separated, and that the Chairman be an independent director, in an effort to improve company performance and promote responsive corporate governance. Accordingly, Norges Bank respectfully requests that the Staff of the Division of

Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rule 14a-8(i)(3), and that Norges Bank be allowed to make the proposed minor technical amendments to the Proposal and its proposed website relating to the Proposal. Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry

cc: Robert J. Grammig, Esquire
Guro Heimly, Esquire

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law~~, the shareholders hereby amend~~ the By-Laws are amended as follows:

Add the following at the end of Article V, Sec. 4:

> "Notwithstanding any other By-Law provision, the Chairman of the Board shall be a Director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."

Delete the following from Article V, Sec. 5:

> "shall be either the Chairman of the Board and/or President, as the Board of Directors so designates, and he or she"

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. The responsibilities of the Board Chairman and CEO should be divided clearly to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/HarrisIndependentChairProposal;

NYSE listing standards at
http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp%5F1%5F4&manual=%2Flcm%2Fsections%2Flcm%2Dsections%2F

Please vote FOR this proposal.

Proposed Website Content:
http://www.nbim.no/HarrisIndependentChairProposal

SHAREHOLDER PROPOSALS

Independent Chairman: Harris Corporation

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in Harris Corporation's 2012 proxy statement:

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, ~~the shareholders hereby amend~~ the By-Laws are amended as follows:

Add the following at the end of Article V, Sec. 4:

> "Notwithstanding any other By-Law provision, the Chairman of the Board shall be a Director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."

Delete the following from Article V, Sec. 5:

> "shall be either the Chairman of the Board and/or President, as the Board of Directors so designates, and he or she"

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. The responsibilities of the Board Chairman and CEO should be divided clearly to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

Proposed Website Content:

http://www.nbim.no/HarrisIndependentChairProposal

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/HarrisIndependentChairProposal

NYSE listing standards at
http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp%5F1%5F4&manual=%2Flcm%2Fsections%2Flcm%2Dsections%2F

Please vote FOR this proposal.

A. Our Goal

Separating the roles of CEO and Chairman of the Board is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending Harris Corporation's (the "Company" or "Harris") Bylaws in order to mandate that the Chairman of the Board is an independent non-executive member of the board. At the same time, we recognize the importance of board continuity and minimising disruption. As a result, the proposed amendment ensures that such a split will take place upon next ~~CEO~~ Chairman succession so that its effect will be exclusively prospective.

B. Why the Proposed Amendments are Necessary

NBIM believes that sound corporate governance is a prerequisite for sustainable value creation and that shareholders of Harris will be better served with an independent Chairman in the long term:

- A foundation for good corporate governance is a clear division of roles and responsibilities between management and the board. Therefore, the roles of CEO and Chairman cannot reside within the same individual; and

- The role and responsibilities of the board, and in particular the Chairman, is fundamentally different from the role of the CEO and management. The role of the board is to agree on the strategy of the company, to oversee its successful implementation and to give guidance to the CEO, while role of the CEO is to implement that strategy, and to meet short term budgets and targets; and

Proposed Website Content:

http://www.nbim.no/HarrisIndependentChairProposal

- Accountability is undermined with combined roles. The board should be accountable to shareholders who they are elected by, not to the CEO whom they are supposed to oversee; and
- Separation of these two roles mitigates the risk of conflict of interests. The goals of management may deviate from those of shareholders at times and it is crucial that the board has the unconstrained authority to direct management in such situations. Separate functions empower the board's position to make independent evaluations and decisions; and
- A company is better off proactively splitting these roles when there is time to find the best candidates as compared to being forced to react in the event of an unplanned situation; and
- Separation of the two roles also leaves the CEO more time and freedom to manage the company. The chairman role has become more time demanding due to regulatory and legislative changes and the request for more shareholder communication; and
- Separation of the two roles gives a stronger board. The appointment of a non-executive chairman sends investors a signal about the board's independence and integrity.

Separating the roles of CEO and Chairman of the Board is particularly important at Harris given that the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Harris' corporate governance practices are not in line with NBIM's expectations include the following:

- When announcing the appointment of its new CEO, William M. Brown, in October 2011, Harris also announced that the roles of CEO and Chairman would be split beginning in January 2012, but that the Board expected to name Mr. Brown to the combined chairman and CEO role at a later date; and
- Harris' shareholders cannot convene an extraordinary general meeting of shareholders; and
- Harris' shareholders cannot act by written consent outside the general meeting of shareholders; and
- The Board has the ability to amend the Company's bylaws without shareholder approval, while a majority vote of outstanding shares is needed for shareholders to change the Company's bylaws; and
- Harris requires a super-majority 80% shareholder vote to approve amendments to provisions in the Certificate of Incorporation relating to (i) shareholder approval of mergers and other business combinations and (ii) Company purchases of voting stock from interested shareholders; and
- Under the Company's Articles of Incorporation the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock") without seeking shareholder approval; and

Proposed Website Content:

http://www.nbim.no/HarrisIndependentChairProposal

- Harris does not report on its performance versus its peers in ~~either its annual report or in~~ its proxy statement. For the five year period December 31, 2006 through December 31, 2011, Harris total shareholder return was negative 8.5%, which is an underperformance versus the S&P 500 of 7.3%. Comparing total shareholder return for Harris and a peer group consisting of US Aerospace & Defence companies [1], for the five year period December 31, 2006 through December 31, 2011, shows that Harris underperformed its peers. Harris' total shareholder return was negative 8.5%, while its peers' total shareholder return was 13.5%.

Aerospace & Defence Peer Group

Total Return



Harris Corp.
FTSE All Cap US / A&D - SEC
Total Shareholder Return
160
140
120
100
80
60
40
Jan 07
Jan 08
Jan 09
Jan 10
Jan 11

C. Conclusion

NBIM believes shareholders of Harris will be better served with an independent Chairman in the long term. To ensure a balance of power and authority on the board, and in support of better board accountability and oversight, we urge shareholders to vote FOR this proposal.

---

[1] Companies in the FTSE All Cap U.S. ICB Sector Aerospace & Defence: United Technologies, Boeing, Lockheed Martin Corp, Precision Castparts, General Dynamics Corp, Raytheon, Goodrich, Northrop Grumman Corp, Rockwell Collins, L-3 Communications Holdings, Textron, TransDigm, B.E. Aerospace, Flir Systems, Triumph Group, Spirit AeroSystems Holdings, Hexcel, Teledyne Tech, Exelis Inc, Esterline Tech, Huntington Ingalls Industries, Alliant Techsystems, Moog Inc, Curtiss Wright, RBC Bearings, Heico, Cubic Corp, Orbital Sciences, Ceradyne Inc, Heico Corp, AAR Corp, ManTech Intl Corp, GenCorp, AeroVironment and Taser International

Holland & Knight

100 North Tampa Street, Suite 4100 | Tampa, FL 33602 | T 813.227.8500 | F 813.229.0134
Holland & Knight LLP | www.hklaw.com

June 29, 2012

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Harris Corporation
Shareholder Proposal of Norges Bank
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Harris Corporation ("Harris"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Norges Bank (the "Proponent").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before Harris intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being submitted via email to shareholderproposals@sec.gov. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Harris pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the shareholders hereby amend the By-Laws as follows:
>
> Add the following at the end of Article V, Sec. 4:
>
> "Notwithstanding any other By-Law provision, the Chairman of the Board shall be a Director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."
>
> Delete the following from Article V, Sec. 5:
>
> "shall be either the Chairman of the Board and/or President, as the Board of Directors so designates, and he or she"

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because:

- the Proposal (i) refers to an unknown set of guidelines that are entirely hypothetical because they refer to an unknown exchange that Harris might list on in the future if it ceases to be listed on the New York Stock Exchange ("NYSE"), and whatever definition of independence would be in effect at that time in the future at the unknown exchange, and fails to define in any way those guidelines, and (ii) refers to an external set of guidelines (the NYSE listing standards) for implementing the Proposal but fails to adequately define those guidelines, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading;

- the supporting statement's description of the Proposal conflicts with the language in the Proposal, rendering it impermissibly vague and indefinite so as to be inherently misleading; and

- the website referenced through the website link in the Proponent's supporting statement ("For more information see http://www.nbim.no/HarrisIndepdentChairProposal;" such website referred to herein as the "Website") contains materially false and misleading statements and irrelevant statements thereby rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also, Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

A. The Proposal Is Excludable Because It Relies On (1) An Unknown Set Of Guidelines But Fails To Describe The Substantive Provisions Of The Guidelines; and (2) An External Set of Guidelines (NYSE Listing Standards) But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Staff has allowed the exclusion of shareholder proposals that impose a standard by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. *See e.g., Exxon Mobil Corp (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

In *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." Boeing argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also, Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

Recently, the Staff has allowed the exclusion of shareholder proposals that request that the board of directors adopt a policy that the chairman be an independent director according to the definition set forth in the NYSE listing standards or an unknown and undefined exchange's definition of independence. *See WellPoint, Inc.* (avail. Feb. 24, 2012); *see also Mattel, Inc.* (avail. Feb. 9, 2012) (proposal referred to NYSE definition of independence for a NASDAQ issuer). In *WellPoint*, a shareholder proposal urged the company's "board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards, unless Wellpoint's stock ceases to be listed on the NYSE and is listed on another exchange, at which time that exchange's standard of independence should apply." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because "neither [the] shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require[d]." The proposal referred to an external set of guidelines for implementing the proposal but failed to adequately define those guidelines and also referred to an unknown and undefined standard of independence at another exchange.

The Proposal, which states that "the Chairman of the Board of Directors shall be a director who is independent from [Harris]" and that "'independent' has the meaning set forth in the [NYSE] listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply," is nearly identical to the proposal in the *WellPoint* precedent cited above. In particular, the Proposal contains the same undefined reference to the NYSE independence standards included in the *WellPoint* proposal. The Proposal relies on an external standard of independence (the NYSE listing standards) in order to implement a central aspect of the Proposal, but the Proposal fails to describe the substantive provisions of that standard. In addition, if Harris' stock ceases to be listed on the NYSE, the Proposal relies on an unknown and undefined exchange's definition of independence as it might exist at some unknown point in the future, which is by its nature impermissibly vague. Particularly with respect to the Proposal, which is framed as a binding amendment to Harris' bylaws, it is especially important that shareholders have an explanation of the standard of independence that would be required under the Proposal. As Staff precedent indicates, Harris' shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that the Staff did not concur were vague and indefinite, where the proposal requested that the chairman be an independent director (by the standard of the NYSE) who had not previously served as an executive officer of the company. *See PepsiCo, Inc.* (avail. Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012); *Sempra Energy* (avail. Feb. 2, 2012); *The Dow Chemical Company* (avail. Jan. 26, 2012); *General Electric Co. (Steiner)* (avail. Jan. 10, 2012); and *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In contrast to these proposals, the Proposal mandates an external standard of independence (an unknown and undefined exchange's definition of independence or the NYSE standard of independence) that is neither explained in nor understandable from the text of the Proposal or the supporting statements. In this regard, the supporting statement's references to separation of the roles of chairman and chief executive officer do not provide any information to shareholders on the NYSE standard of independence that would be imposed under the Proposal. In fact, many companies that have separated the role of chairman and chief executive officer have an executive chairman who would not satisfy the NYSE standard for independence.

The Proposal and the Proponent's supporting statement are similar to the shareholder proposals and supporting statements in *WellPoint* and *Boeing*, which, while mentioning the concept of separating the roles of chairman and chief executive officer, remain focused on the definition of independence (the NYSE listing standard or an unknown and undefined exchange's definition of independence, in the case of *WellPoint*, and the 2003 Council of Institutional Investors, in the case of *Boeing*). The Staff concurred in each of *Wellpoint* and *Boeing* that the proposal was impermissibly vague and indefinite. The Proposal is also impermissibly vague and indefinite because, consistent with the facts in *WellPoint*, the Proposal relies on an unknown and undefined exchange's definition of independence if Harris' stock ceases to be listed on the NYSE and on the NYSE standard of independence as a central element of the Proposal that is not defined or explained.

Moreover, to the extent the Proponent's supporting statement's discussion of independence in terms of the separation of the roles of chairman and chief executive officer is intended to supplement the reference to the NYSE listing standards in the text of the Proposal, the Staff has permitted the exclusion of a proposal where the Staff concurred that, if a proposal calls for the full implementation of an external standard, as is the case here, describing only some of the standard's substantive provisions, the proposal provides insufficient guidance to shareholders and the company. *See WellPoint, Inc.* (avail. Feb. 24, 2012) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board of directors adopt a policy that the chairman be an independent director according to the definition set forth in the NYSE listing standards, unless Wellpoint's common stock ceases to be listed on the NYSE and is listed on another exchange, at which time that exchange's standard of independence shall apply); *see also*, *Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Occidental Petroleum Corporation* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Revlon, Inc.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal seeking the "full implementation" of the "SA8000 Social Accountability Standards," where the proposal referred to some of the standard's provisions but failed to adequately describe what would be required of the company).

Although the Staff has declined to permit exclusion where a proposal only requested a policy "based on" an external standard if the standard is generally described in the proposal, *see Peabody Energy Corp.* (avail. Mar. 8, 2006) (denying no-action relief where a proposal only requested a policy "based on" the International Labor Organization's Declaration of Fundamental Principles and Rights at Work"); *Stride Rite Corporation* (avail. Jan. 16, 2002) (denying no-action relief where a proposal requested the implementation of a code of conduct "based on ILO human rights standards"), this is not the case here. The Proposal requires that Harris' by-laws be amended which would have the effect of mandatorily requiring that the "Chairman of the Board shall be a Director who is independent from [Harris, and f]or purposes of this By-Law, 'independent' has the meaning set forth in the [NYSE] listing standards," which leaves Harris no discretion to incorporate some, but not all, of the NYSE listing standard's provisions. Although the requirement that a director not be employed by the listing company is one element of the NYSE listing standards' definition of independence, the supporting statement's discussion of this provision does not clarify the additional requirements of the standard, yet the Proposal would require compliance with those additional requirements. Accordingly, shareholders voting on the Proposal will not have the necessary information from which to make an informed decision on all of the specific requirements the Proposal would impose.

We acknowledge that the Staff has denied no-action relief under Rule 14a-8(i)(3) for other proposals with references to third-party independence standards, but the Staff did not explain the reasoning for its decision. *See AT&T Inc.* (avail. Jan. 30, 2009); *Clear Channel Communications Inc.* (avail. Feb. 15, 2006); and *Kohl's Corp.* (avail. Mar. 10, 2003). Important in distinguishing those instances from Harris' no-action request in this instance is that the no-action requests submitted in those instances did not directly and adequately argue that the proposals were vague and indefinite by virtue of their referencing an unknown and undefined exchange's definition of independence or another external standard without adequately describing the standard. For example, in *Clear Channel Communications,* the company argued that the external standard referenced was not a definition but a "confused 'discussion,'" and the proposal also set forth an additional definition of independence.

Accordingly, we believe that the Proposal's reliance on an unknown and undefined exchange's standard of independence and the Proposal's failure to describe the substantive provisions of the NYSE standards of independence will result in Harris' shareholders who are voting on the Proposal, and Harris in implementing the Proposal (if adopted), being unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because The Supporting Statement Explains The Proposal As Operating In A Manner That Is Inconsistent With The Language Of The Proposal.

The Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

For example, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with excluding a proposal under Rule 14a-8(i)(3). General Motors argued that vague timing references in the proposal could result in action that was significantly different than what shareholders voting on the proposal might have expected. The proposal asked that executives' pensions be adjusted pursuant to a "leveling formula" based on changes compared to "an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives." The company argued that shareholders would not know what six-year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives," and the Staff concurred that the proposal could be excluded because it was vague and indefinite. S*ee also Verizon Communications Inc.* (avail. Feb. 21, 2008) (excluding under Rule 14a-8(i)(3) a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

Consistent with the express language of Rule 14a-8(i)(3), which refers to both the proposal and supporting statement, the Staff has concurred that companies can exclude proposals where the supporting statement contains material misstatements as to the effect of implementing the proposal. For example, in *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote both on "the executive compensation policies and practices set forth in the Company's

Compensation Discussion and Analysis" and on the board Compensation Committee Report, yet the supporting statement stated that the effect of the proposal would be to provide a way to advise the company's board on "whether the company's policies and decisions on compensation have been adequately explained." Thus, the proposal and supporting statement, when read together, provided two significantly different expectations of what implementation of the proposal would entail. *See also, Jefferies Group, Inc.* (avail. Feb. 11, 2008, recon. denied Feb. 25, 2008) (concurring in the exclusion of a similar proposal where the supporting statement resulted in vague and misleading statements as to the effect of implementing the proposal).

The Staff has previously concurred that a proposal and supporting statement may be excluded under Rule 14a-8(i)(3) based on vague or misleading statements as to the timing of the action sought under the proposal. Specifically, in *SunTrust Banks, Inc.* (avail. Dec. 31, 2008), a stockholder proposal requested that the board and its compensation committee implement certain executive compensation reforms if the company chose to participate in the Troubled Asset Relief Program ("TARP"). The proposal itself was silent as to the duration of the reforms but correspondence from the proponent indicated that the proponent's intent was that the reforms were to be in effect for the duration of the company's participation in TARP. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3), noting that:

> There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the "intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

The Proposal is vague and inherently misleading because the supporting statement explains the Proposal as operating in a manner that is inconsistent with the language of the Proposal. Specifically, the Proposal provides that "[t]his By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted." Because Harris' current chief executive officer does not have an employment agreement that mandates he serve as chairman of the board, an independent chairman would have to be appointed immediately. However, the Website states that "we recognize the importance of board continuity and minimising [*sic*] disruption[, and a]s a result, *the proposed amendment ensures* that such a split will take place *upon next CEO succession so that its effect will be exclusively prospective.*" (emphasis added). This assertion that the Proposal "will take place upon [the] next CEO succession" is not reflected anywhere in the text of the resolved clause and directly conflicts with the statement that the Proposal is to be implemented "prospectively, so as to not violate any contractual obligation of the Company in effect when this By-Law was adopted."

Thus, a shareholder reading the Proposal and the supporting statement would not know whether the policy it is being asked to vote on would: (1) go into effect immediately and prohibit the current chief executive officer from serving as chairman or (2) not go into effect until some indefinite date in the future, after the current chief executive officer ceases to serve as chief executive officer. Likewise, Harris' board of directors, in seeking to implement the policy, would not know whether shareholders intended for it to apply immediately, as indicated by the Proposal, or only in the future, as stated in the supporting statement (through the inclusion of the Website).

The Proposal and supporting statement are comparable to the situation considered by the Staff in the *SunTrust Banks* precedent discussed above. By its terms, the proposal in *SunTrust Banks* did not appear to have any limitation on the timing of the reform that shareholders were being asked to approve. Nevertheless, statements by the proponent of the *SunTrust Banks* proposal indicated that it did intend there to be some limitation on the timing of implementing the reforms addressed in the proposal. If the company had implemented the proposed reforms only during the period that it was subject to TARP, its actions would have been significantly different than what shareholders reading the language of the proposal had expected. The same facts exist here.

In addition, as in *Ryland Group* and *Jeffries Group*, the Proposal and its supporting statement have significantly differing descriptions of the effect of implementing the Proposal. Given the misleading assertion in the supporting statement (through the inclusion of the Website) and the resulting potentially divergent interpretations of when the Proposal must be implemented, it is not possible for a shareholder in voting on the Proposal to determine exactly what the Proposal is seeking. A shareholder relying on the supporting statement (through the inclusion of the Website) could incorrectly believe that the Proposal has an explicit option for phasing in its implementation when no such option actually exists by the Proposal's own terms. As a result, shareholders voting on the Proposal might each interpret it differently, such that any action Harris ultimately takes to implement the Proposal could be significantly different from the actions shareholders envisioned when voting on the Proposal. S*ee Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal as vague and indefinite, where the proposal was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite where the identity of the affected executives was susceptible to multiple interpretations).

Consistent with Staff precedent, Harris' shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Co.* (avail. Feb. 10, 2004); and *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against").

Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

C. The Proposal Is Excludable Because The Website Contains (1) Materially False And Misleading Statements And (2) Irrelevant Statements.

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the [SEC]'s proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In SLB 14B, the Staff confirmed that in situations where "the company demonstrates objectively that a factual statement is materially false or misleading," then modification or exclusion under Rule 14a-8(i)(3) will be permitted.

In the case of the Proposal, the Website is objectively and materially false and misleading. The Website, which is incorporated into the Proponent's supporting statement through a website link, states that "Harris does not report on its performance versus its peers in either its annual report or in its proxy statement." To the contrary, Harris provided on page 31 of its Annual Report on Form 10-K for its fiscal year ended June 30, 2011, and will provide in its Annual Report on Form 10-K for its fiscal year ending June 30, 2012, the stock performance graph required by Item 201(e) of Regulation S-K. Harris' stock performance graph in 2011 compared, and in 2012 will compare, the five-year cumulative total return of Harris' common stock with the comparable five-year cumulative total returns of the S&P 500, the S&P 500 IT Sector Index and the S&P 500 Aerospace & Defense Index. Accordingly, to represent to Harris' shareholders that Harris "does not report on its performance versus its peers in either its annual report or in its proxy statement" is objectively and materially false and misleading.

In addition, the Staff confirmed in SLB 14B that in situations where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which it is being asked to vote," then modification or exclusion under Rule 14a-8(i)(3) will be permitted. *See Entergy Corp.* (avail. Feb. 14, 2007) (concurring that the proposal was excludable where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal).

Several of the Proponent's statements on the Website are irrelevant to the Proposal. The Website's statements in question must be read and framed in the context of the Proponent's supporting statement, which states as a goal that "a principle of good corporate governance [is] that the roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person." Despite this stated goal, several of the items set forth on the Website deal with unrelated corporate governance matters. For example, the second through fifth bullets in the second bullet list under subpart B of the Website focus on the ability of Harris' shareholders to call meetings, act by written consent and approve amendments to Harris' certificate of incorporation regarding shareholder votes on a change of control of the company.

These are corporate governance matters dictated by Harris' constitutional documents, not by an alleged conflict of interest in having one person serve as chairman and chief executive officer. Furthermore, the sixth bullet and accompanying stock price graph are irrelevant because the Proponent fails to draw any causal link between and adequately explain how the separation of the chairman and chief executive officer positions will positively affect a company's stock price. In short, the Proponent has set forth several irrelevant issues and misleading allegations that will incite shareholders, rather than educate them on the advantage or disadvantage of a separate chairman and chief executive officer.

Therefore, we believe that the Proponent's supporting statement (through its inclusion of the Website's statements) contains materially false and misleading statements and several statements that are irrelevant to a consideration of the subject matter of the Proposal. There is a strong likelihood that a reasonable shareholder will be uncertain as to the matter on which the shareholder is being asked to vote. As a result, we believe that the Proposal is excludable under Rule 14a-8(i)(3).

Moreover, as the Staff noted in SLB 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff nonetheless has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." The Staff has explained, however, that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading if a proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules."

Here, the Proponent's website would require extensive revisions to comply with Rule 14a-8. The addition of a few words or a sentence, as requested by the Staff in other cases, would not correct the defects in the Proposal. In order to correct the website's defects, the Proponent would be required to revise the website by both deleting existing language in and adding new language to the website. These changes would not be minor, but would substantively alter the meaning, purpose and context of the Website, supporting statement and Proposal.

Because the Website contains materially false and misdealing and irrelevant information and would require substantive revisions in order to comply with Rule 14a-8, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Harris excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact Bob Grammig at (813) 227-6515 or robert.grammig@hklaw.com, Ivan Colao at (904) 798-5488 or ivan.colao@hklaw.com, or Scott T. Mikuen, Harris' Vice President, General Counsel and Secretary at (321) 727-9125.

Sincerely yours,

HOLLAND & KNIGHT LLP

Robert J. Grammig
Ivan A. Colao

RJG:ccm
Enclosures
cc: Michael J. Barry, Esq.
Scott T. Mikuen, Esq., Harris Corporation

Exhibit A

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

May 16, 2012

VIA EMAIL AND OVERNIGHT MAIL

Scott T. Mikuen, Esquire
Vice President, General Counsel, and Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Mikuen:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal") submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by Harris Corporation (the "Company") to the Company's shareholders and to be presented at the Company's 2012 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

Also enclosed for your reference is a copy of the proposed website that is identified within the supporting statement in the Proposal. NBIM intends to make the proposed website "live" upon the Company's filing of its proxy materials for the 2012 annual meeting. The proposed website is NOT a supporting statement, and the contents thereof, to the extent they differ from the information set forth in the shareholder proposal, are not applicable to the 500 word limit on shareholder proposals. We are providing the proposed website as a courtesy and to avoid any potential confusion that may be caused by the reference in the supporting statement to a currently non-existent website.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. Norges Bank intends to continue to hold these securities through the date of the Company's 2011 annual meeting of shareholders. We will provide you with ownership confirmation from

JPMorgan Chase Bank, N.A., DTC participant number 0902, as soon as we receive it from our client.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

cc: Guro Heimly (by electronic mail, with enclosures)

NBIM
Norges Bank Investment Management

Scott T. Mikuen, Esquire
Vice President, General Counsel, and Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
USA

Date: 15 May 2012
Your ref.:
Our ref.:

Dear Mr. Mikuen

Power of Attorney for Grant & Eisenhofer P.A.

We, Norges Bank, the Investment Management division, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, ("NBIM"), hereby confirm the authority of Grant & Eisenhofer P.A., by the attorneys Stuart Grant and/or Michael J. Barry, to act on behalf of NBIM for purposes of submitting the 2012 shareholder proposal and direct all communications to NBIM concerning the proposal to Grant & Eisenhofer P.A.

Yours sincerely,
Norges Bank Investment Management

Jan Thomsen
Chief Risk Officer
E-mail: jth@nbim.no
Tel: +47 2407 3249

Guro Heimly
Senior Legal Advisor
E-mail: guh@nbim.no
Tel: +47 2407 3112

Postal address: Norges Bank, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Att: Guro Heimly

Proposed Website Content:
http://www.nbim.no/HarrisIndependentChairProposal

SHAREHOLDER PROPOSALS

Independent Chairman: Harris Corporation

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in Harris Corporation's 2012 proxy statement:

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the shareholders hereby amend the By-Laws as follows:

Add the following at the end of Article V, Sec. 4:

> "Notwithstanding any other By-Law provision, the Chairman of the Board shall be a Director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."

Delete the following from Article V, Sec. 5:

> "shall be either the Chairman of the Board and/or President, as the Board of Directors so designates, and he or she"

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. The responsibilities of the Board Chairman and CEO should be divided clearly to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

Proposed Website Content:

http://www.nbim.no/HarrisIndependentChairProposal

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/HarrisIndependentChairProposal

Please vote FOR this proposal.

A. Our Goal

Separating the roles of CEO and Chairman of the Board is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending Harris Corporation's (the "Company" or "Harris") Bylaws in order to mandate that the Chairman of the Board is an independent non-executive member of the board. At the same time, we recognize the importance of board continuity and minimising disruption. As a result, the proposed amendment ensures that such a split will take place upon next CEO succession so that its effect will be exclusively prospective.

B. Why the Proposed Amendments are Necessary

NBIM believes that sound corporate governance is a prerequisite for sustainable value creation and that shareholders of Harris will be better served with an independent Chairman in the long term:

- A foundation for good corporate governance is a clear division of roles and responsibilities between management and the board. Therefore, the roles of CEO and Chairman cannot reside within the same individual; and
- The role and responsibilities of the board, and in particular the Chairman, is fundamentally different from the role of the CEO and management. The role of the board is to agree on the strategy of the company, to oversee its successful implementation and to give guidance to the CEO, while role of the CEO is to implement that strategy, and to meet short term budgets and targets; and
- Accountability is undermined with combined roles. The board should be accountable to shareholders who they are elected by, not to the CEO whom they are supposed to oversee; and

Proposed Website Content:

http://www.nbim.no/HarrisIndependentChairProposal

- Separation of these two roles mitigates the risk of conflict of interests. The goals of management may deviate from those of shareholders at times and it is crucial that the board has the unconstrained authority to direct management in such situations. Separate functions empower the board's position to make independent evaluations and decisions; and
- A company is better off proactively splitting these roles when there is time to find the best candidates as compared to being forced to react in the event of an unplanned situation; and
- Separation of the two roles also leaves the CEO more time and freedom to manage the company. The chairman role has become more time demanding due to regulatory and legislative changes and the request for more shareholder communication; and
- Separation of the two roles gives a stronger board. The appointment of a non-executive chairman sends investors a signal about the board's independence and integrity.

Separating the roles of CEO and Chairman of the Board is particularly important at Harris given that the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Harris' corporate governance practices are not in line with NBIM's expectations include the following:

- When announcing the appointment of its new CEO, William M. Brown, in October 2011, Harris also announced that the roles of CEO and Chairman would be split beginning in January 2012, but that the Board expected to name Mr. Brown to the combined chairman and CEO role at a later date; and
- Harris' shareholders cannot convene an extraordinary general meeting of shareholders; and
- Harris' shareholders cannot act by written consent outside the general meeting of shareholders; and
- The Board has the ability to amend the Company's bylaws without shareholder approval, while a majority vote of outstanding shares is needed for shareholders to change the Company's bylaws; and
- Harris requires a super-majority 80% shareholder vote to approve amendments to provisions in the Certificate of Incorporation relating to (i) shareholder approval of mergers and other business combinations and (ii) Company purchases of voting stock from interested shareholders; and
- Under the Company's Articles of Incorporation the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock") without seeking shareholder approval; and
- Harris does not report on its performance versus its peers in either its annual report or in its proxy statement. For the five year period December 31, 2006 through December 31, 2011, Harris total shareholder return was negative 8.5%, which is an underperformance versus the S&P 500 of 7.3%. Comparing total shareholder return for Harris and a peer

Proposed Website Content:

http://www.nbim.no/HarrisIndependentChairProposal

group consisting of US Aerospace & Defence companies [i], for the five year period December 31, 2006 through December 31, 2011, shows that Harris underperformed its peers. Harris' total shareholder return was negative 8.5%, while its peers' total shareholder return was 13.5%.



Aerospace & Defence Peer Group
Total Return
Harris Corp.
FTSE All Cap US / A&D - SEC
Total Shareholder Return
160
140
120
100
80
60
40
Jan 07
Jan 08
Jan 09
Jan 10
Jan 11

C. Conclusion

NBIM believes shareholders of Harris will be better served with an independent Chairman in the long term. To ensure a balance of power and authority on the board, and in support of better board accountability and oversight, we urge shareholders to vote FOR this proposal.

---

[i] Companies in the FTSE All Cap U.S. ICB Sector Aerospace & Defence: United Technologies, Boeing, Lockheed Martin Corp, Precision Castparts, General Dynamics Corp, Raytheon, Goodrich, Northrop Grumman Corp, Rockwell Collins, L-3 Communications Holdings, Textron, TransDigm, B.E. Aerospace, Flir Systems, Triumph Group, Spirit AeroSystems Holdings, Hexcel, Teledyne Tech, Exelis Inc, Esterline Tech, Huntington Ingalls Industries, Alliant Techsystems, Moog Inc, Curtiss Wright, RBC Bearings, Heico, Cubic Corp, Orbital Sciences, Ceradyne Inc, Heico Corp, AAR Corp, ManTech Intl Corp, GenCorp, AeroVironment and Taser International

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the shareholders hereby amend the By-Laws as follows:

Add the following at the end of Article V, Sec. 4:

> "Notwithstanding any other By-Law provision, the Chairman of the Board shall be a Director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This By-Law shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."

Delete the following from Article V, Sec. 5:

> "shall be either the Chairman of the Board and/or President, as the Board of Directors so designates, and he or she"

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. The responsibilities of the Board Chairman and CEO should be divided clearly to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/HarrisIndependentChairProposal

Please vote FOR this proposal.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

www.gelaw.com

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

May 22, 2012

VIA EMAIL AND OVERNIGHT MAIL

Scott T. Mikuen, Esquire
Vice President, General Counsel
and Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

Re: Shareholder Proposal Submitted by Norges Bank Pursuant to Rule 14a-8

Dear Mr. Mikuen:

This letter supplements the shareholder proposal submitted to Harris Corporation (the "Company") pursuant to Rule 14a-8 by Norges Bank on May 16, 2012.

Please find enclosed a letter from JPMorgan Chase bank, N.A., DTC participant number 0902, confirming that Norges Bank owned over $2,000 in market value of the Company's common stock continuously for over a year when the proposal was submitted.

This letter also serves to reaffirm Norges Bank's commitment to hold the stock through the date of the Company's 2012 annual meeting.

If you have any questions, please call or email me.

Sincerely,

Michael J. Barry

MJB/rm
Enclosure

J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth,
Dorset.
BH7 7DA
United Kingdom

"Harris Corporation"

Monday, 21 May 2012

To Whom It May Concern:

Re: Harris Corporation *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that as at Wednesday 16th May 2012 and for a minimum of one year prior to 16th May 2012, we J.P. Morgan Chase Bank, N.A., have held at least $2,000.00 of the entitled voting share capital in Harris Corporation (the "Company") on behalf of the following customer(s):

CUSTOMER
Norges Bank (on behalf of the Government of Norway)

Executed on 21 May 2012, in Bournemouth, UK.

Yours faithfully,

For and on behalf of
JPMorgan Chase Bank, N.A.

For and on behalf of
JPMorgan Chase Bank, N.A.